HOUR LOOP, INC.

8201 164th Ave NE #200

Redmond, WA 98052-7615

January 5, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hour Loop, Inc.
Registration Statement on Form S-1
Filed October 28, 2021, as amended
File No. 333-260540

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Hour Loop, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Thursday, January 6, 2022, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Hour Loop, Inc.

/s/ Sam Lai
Sam Lai
Chief Executive Officer